QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99(a)(1)(J)

        N E W S    R E L E A S E

FOR IMMEDIATE RELEASE
CONTACT: Christine C. Schmitt Chief Financial Officer (248) 377-8523

MEEMIC HOLDINGS AND PROASSURANCE CORPORATION
ANNOUNCE COMPLETION OF MEEMIC HOLDINGS OFFER AND MERGER
AND DELISTING OF MEEMIC HOLDINGS FROM NASDAQ

        Auburn Hills, Mich., January 29, 2003 /PRNewswire—FirstCall/—MEEMIC Holdings, Inc. (Nasdaq: MEMH) and ProAssurance Corporation (NYSE: PRA) today announced that MEEMIC Holdings has completed its tender offer to purchase any and all of its outstanding shares of common stock at $29.00 per share, net to the seller in cash. The Companies also announced the completion of their related merger pursuant to which all of the remaining shares not owned by ProNational Insurance Company, a ProAssurance subsidiary, were converted into $29.00 per share. As a result of the merger, MEEMIC Holdings is now a wholly owned subsidiary of ProNational and has been delisted from the Nasdaq Stock Market.

        The tender offer and merger occurred in accordance with the Agreement and Plan of Merger between MEEMIC Holdings, ProNational and a subsidiary of ProNational that was approved by shareholders of MEEMIC Holdings on December 10, 2002.

        A total of 924,318 shares were tendered in the offer and accepted by MEEMIC Holdings for payment. This represents 87.0% of the shares owned by shareholders other than ProNational. Shareholders who did not tender their shares are being sent materials instructing them on the procedures for receiving the merger consideration of $29.00 per share, net in cash, for their shares.

        MEEMIC Holdings provides personal auto, homeowners, boat and umbrella coverages primarily to teachers and other educational employees through its wholly-owned subsidiary MEEMIC Insurance Company. The insurance company is rated A-(Excellent) by A.M. Best. This news release and other MEEMIC Holdings releases are available at no charge through MEEMIC Holdings' web site (www.meemic.com).

# # #

QuickLinks

  Exhibit 99(a)(1)(J)